UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54648

ML CAPITAL GROUP, INC.

 (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

16810 Avenue of the Fountains #103 Fountain Hills, AZ. 85268

(480) 816-5308

 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

COMMON STOCK

(TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

COMMON STOCK

(TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY TO FILE REPORTS UNDER SECTION 13(A) OR 15(D) REMAINS)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ___

Rule 12g-4(a)(2) ___

Rule 12h- 3(b)(1)(i) ___

Rule 12h-3(b)(1)(ii) ___

Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 345

Pursuant to the requirements of the Securities Exchange Act of 1934, ML Capital Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 9, 2015	By:	/s/ Lisa Nelson
Lisa Nelson
CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and I 5d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.